UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for Fourth Quarter of Fiscal 2009
     We, LDK Solar Co., Ltd., have reported our unaudited financial results for the fourth quarter ended December 31, 2009. All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Recent Highlights
•	Fourth quarter 2009 revenue was $304.6 million;

•	Shipped 340.4 megawatts, or MW, of wafers in the fourth quarter, up 33.8% year-over-year;

•	Gross margin for the fourth quarter was 9.9%;

•	Net loss was $7.3 million, or $0.07 per diluted American depositary share, or ADS, for the fourth quarter;

•	Increased wafer capacity to 1.8 gigawatts, or GW, in 2009;

•	Sold 15% ownership stake in the polysilicon plant with 15,000 metric ton, or MT, annualized capacity to Jiangxi International Trust and Investment Co., Ltd. for approximately $219.7 million; and

•	Completed follow-on public offering with net proceeds of $111.0 million.
     Net sales for the fourth quarter 2009 were $304.6 million, compared to $281.9 million for the third quarter 2009, and $426.6 million for the fourth quarter 2008.
     For the fourth quarter 2009, gross profit was $30.2 million, compared to $56.8 million in the third quarter 2009, and a gross loss of $211.4 million for the fourth quarter 2008.
     Gross margin for the fourth quarter 2009 was 9.9%, compared to 20.1% in the third quarter 2009 and negative 49.6% in the fourth quarter 2008.
     Loss from operations for the fourth quarter 2009 was $3.5 million, compared to income from operations of $37.1 million for the third quarter 2009, and compared to loss from operations of $251.6 million for the fourth quarter 2008. Fourth quarter 2009 loss from operations included a non-recurring charge of $10.0 million for the settlement of a class action lawsuit.
     Operating margin for the fourth quarter 2009 was negative 1.1% compared to 13.2% in the third quarter 2009 and negative 59.0% in the fourth quarter 2008.
     Income tax benefit for the fourth quarter 2009 was $0.7 million, compared to income tax expense of $6.6 million in the third quarter 2009 and an income tax benefit of $30.5 million in the fourth quarter 2008.
     Net loss for the fourth quarter 2009 was $7.3 million, or $0.07 per diluted ADS, compared to a net income of $29.4 million, or $0.27 per diluted ADS, for the third quarter 2009.
     Excluding the one-time items of $10.0 million for the settlement of a class action lawsuit, net income for the fourth quarter 2009 was $2.7 million, or $0.03 per diluted ADS.
     We ended the fourth quarter 2009 with $384.8 million in cash and cash equivalents and $68.9 million in short-term pledged bank deposits.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Information
(In US$’000, except share and per share data)

	12/31/2009	9/30/2009

Assets

Current assets
Cash and cash equivalents	384,761	67,753
Pledged bank deposits	68,913	72,665
Trade accounts receivable	214,157	247,212
Bills receivable	8,270	5,208
Inventories	432,193	392,409
Insurance recoveries receivable	6,000	—
Prepayments to suppliers, net	48,874	74,063
Due from related parties	37,615	15,309
Other current assets	150,697	154,098
Deferred income tax assets, net	45,879	69,909

Total current assets	1,397,359	1,098,626

Property, plant and equipment, net	2,608,725	2,480,554
Deposits for purchases of property, plant and equipment	32,529	56,742
Intangible asset, net	1,018	1,035
Land use rights	175,533	164,422
Inventories to be processed beyond one year	10,947	25,314
Prepayments to suppliers expected to be utilized beyond one year, net	26,482	30,624
Pledged bank deposits — non-current	50,797	50,382
Debt issuance costs, net	4,909	5,813
Investment in an associate and a joint venture	75,373	74,540
Deposits relating to sales and leaseback transactions	13,921	7,322
Deferred income tax assets	18,078	16,907
Other non-current assets	4,106	494

Total assets	4,419,777	4,012,775

Liabilities and equity

Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	980,359	1,103,754
Bills payable	97,872	103,065
Trade accounts payable	191,240	154,438
Advance payments from customers, current portion	199,075	488,677
Accrued expenses and other payables	656,697	537,006
Due to related parties	62,271	32,628
Income tax payable	9,577	12,409
Obligations under capital leases — current portion	33,380	19,241
Other financial liabilities	7,880	1,345

Total current liabilities	2,238,351	2,452,563

Convertible senior notes	400,000	400,000
Debt discount	(8,358)	(9,898)
Long-term bank borrowings, excluding current installments	408,062	298,918
Obligations under capital leases, excluding current installments	50,664	25,576

	12/31/2009	9/30/2009
Advance payments from customers — non-current	177,773	177,967
Other liabilities	250,561	64,821
Deferred income tax liability	8,545	7,170

Total liabilities	3,525,598	3,417,117

Total equity	894,179	595,658

Total liabilities and shareholders’ equity	4,419,777	4,012,775

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	12/31/2009	9/30/2009

Net sales	304,590	281,888
Cost of goods sold	(274,345)	(225,118)

Gross profit (loss)	30,245	56,770

Selling expenses	(1,533)	(1,549)
General and administrative expenses	(21,021)	(16,110)
Research and development expenses	(1,168)	(2,007)
Legal settlements, net of insurance recoveries	(10,000)	—

Total operating expenses	(33,722)	(19,666)

(Loss) Profit from operations	(3,477)	37,104

Other income (expenses):
Interest income	625	696
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(14,434)	(11,365)
Foreign currency exchange (loss) gain, net	(1,782)	925
Government subsidy	9,501	13,819
Others	1,907	(5,236)

(Loss) Profit before income tax	(7,660)	35,943

Income tax benefit (expense)	664	(6,562)

Net (loss) income after taxes before minority interest	(6,996)	29,381

(Profit) Loss attributable to non-controlling interest	(289)	60

Net (loss) income attributable to holders of ordinary shares	(7,285)	29,441

Net (loss) income per ADS, Diluted	$(0.07)	$0.27

Incorporation by Reference
     This report on Form 6-K (except our press release attached hereto as Exhibit 99.6) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.
Exhibit
     Attached hereto as Exhibit 99.6 is the press release we issued on March 30, 2010 relating to our unaudited financial results for the fourth quarter 2009, which is furnished to the SEC.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer
Date: March 31, 2010

EXHIBIT 99.6: PRESS RELEASE
LDK Solar Reports Financial Results for Fourth Quarter of Fiscal 2009
Xinyu City, China and Sunnyvale, California, March 30, 2010 — LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading manufacturer of multicrystalline solar wafers and PV products, today reported its unaudited financial results for the fourth quarter ended December 31, 2009.
All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Recent Highlights:
•	Fourth quarter 2009 revenue was $304.6 million;

•	Shipped 340.4 MW of wafers in the fourth quarter, up 33.8% year-over-year;

•	Gross margin for the fourth quarter of fiscal 2009 was 9.9%;

•	Net loss was $7.3 million, or $0.07 per diluted ADS for the fourth quarter;

•	Increased wafer capacity to 1.8 GW in 2009;

•	Sold 15% ownership stake in 15,000 metric ton (MT) annualized capacity polysilicon plant to Jiangxi International Trust and Investment Co., Ltd. for proceeds of approximately $219.7 million; and

•	Completed follow-on public offering and received net proceeds of $111.0 million.
Net sales for the fourth quarter of fiscal 2009 were $304.6 million, compared to $281.9 million for the third quarter of fiscal 2009, and $426.6 million for the fourth quarter of fiscal 2008.
For the fourth quarter of fiscal 2009, gross profit was $30.2 million, compared to $56.8 million in the third quarter of fiscal 2009, and a gross loss of $211.4 million for the fourth quarter of fiscal 2008.
Gross margin for the fourth quarter of fiscal 2009 was 9.9%, compared to 20.1% in the third quarter of fiscal 2009 and negative 49.6% in the fourth quarter of fiscal 2008.
Loss from operations for the fourth quarter of fiscal 2009 was $3.5 million, compared to income from operations of $37.1 million for the third quarter of 2009, and compared to loss from operations of $251.6 million for the fourth quarter of fiscal 2008. Fourth quarter 2009 loss from operations includes a non-recurring charge of $10.0 million for the settlement of a class action lawsuit.
Operating margin for the fourth quarter of fiscal 2009 was negative 1.1% compared to 13.2% in the third quarter of fiscal 2009 and negative 59.0% in the fourth quarter of fiscal 2008.
Income tax benefit for the fourth quarter of fiscal 2009 was $0.7 million, compared to income tax expense of $6.6 million in the third quarter of fiscal 2009 and an income tax benefit of $30.5 million in the fourth quarter of fiscal 2008.
Net loss for the fourth quarter of fiscal 2009 was $7.3 million, or $0.07 per diluted ADS, compared to a net income of $29.4 million, or $0.27 per diluted ADS for the third quarter of fiscal 2009.
Excluding the one-time items of $10.0 million for the settlement of a class action lawsuit, net income for the fourth quarter of fiscal 2009 was $2.7 million, or $0.03.
LDK Solar ended the fourth quarter of fiscal 2009 with $384.8 million in cash and cash equivalents and $68.9 million in short-term pledged bank deposits.
“During the fourth quarter, we continued to see strengthening wafer demand and improvement in the operating environment for the solar industry,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “We reached a number of important milestones and took steps to further strengthen our business. We expanded our wafer capacity to 1.8 GW at the end of the quarter, further extending our market leadership in wafer capacity. We took several initiatives to strengthen our financial position including the sale of 15% ownership stake in our polysilicon manufacturing facility, the swap of short-term borrowings with long-term borrowings and a follow-on equity offering. These actions provided the Company with additional liquidity and operating flexibility.”

“We continue to make progress in ramping polysilicon production. Our 1,000 MT plant is producing near capacity. We continued ramping up operations for the first 5,000 MT train of our 15,000 MT plant during the quarter and increasing output on a monthly basis.”
“We made significant progress in diversifying and integrating our business. We are now able to serve our global customer base with a new line of solar module products via the acquisition of the module assembly assets from Best Solar. We are encouraged that we will be able to expand our sales throughout Europe, North America and Asia. We continue to be excited by the long-term growth opportunities in the solar industry,” concluded Mr. Peng.
LDK Solar will include full year 2009 financial results in its upcoming 20-F filing with the SEC.
Business Outlook
The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.
For the first quarter of fiscal 2010, LDK Solar estimates its revenue to be in the range of $310 million to $330 million with wafer shipments between 370 MW to 400 MW and module shipments between 25 MW to 30 MW.
Conference Call Details
The LDK Solar Fourth Quarter 2009 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time (ET), on March 30, 2010. To listen to the live conference call, please dial 877-941-2324 (within U.S.) or 480-629-9716 (outside U.S.) at 7:50 a.m. ET on March 30, 2010. An audio replay of the call will be available through April 1, 2010, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4263815#.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Information
(In US$’000, except share and per share data)

	12/31/2009	9/30/2009

Assets

Current assets
Cash and cash equivalents	384,761	67,753
Pledged bank deposits	68,913	72,665
Trade accounts receivable	214,157	247,212
Bills receivable	8,270	5,208
Inventories	432,193	392,409
Insurance recoveries receivable	6,000	—
Prepayments to suppliers, net	48,874	74,063
Due from related parties	37,615	15,309
Other current assets	150,697	154,098
Deferred income tax assets, net	45,879	69,909

Total current assets	1,397,359	1,098,626

Property, plant and equipment, net	2,608,725	2,480,554
Deposits for purchases of property, plant and equipment	32,529	56,742
Intangible asset, net	1,018	1,035
Land use rights	175,533	164,422
Inventories to be processed beyond one year	10,947	25,314
Prepayments to suppliers expected to be utilized beyond one year, net	26,482	30,624
Pledged bank deposits — non-current	50,797	50,382
Debt issuance costs, net	4,909	5,813
Investment in an associate and a joint venture	75,373	74,540
Deposits relating to sales and leaseback transactions	13,921	7,322
Deferred income tax assets	18,078	16,907
Other non-current assets	4,106	494

Total assets	4,419,777	4,012,775

Liabilities and equity

Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	980,359	1,103,754
Bills payable	97,872	103,065
Trade accounts payable	191,240	154,438
Advance payments from customers, current portion	199,075	488,677
Accrued expenses and other payables	656,697	537,006
Due to related parties	62,271	32,628
Income tax payable	9,577	12,409
Obligations under capital leases — current portion	33,380	19,241
Other financial liabilities	7,880	1,345

Total current liabilities	2,238,351	2,452,563

Convertible senior notes	400,000	400,000
Debt discount	(8,358)	(9,898)
Long-term bank borrowings, excluding current installments	408,062	298,918
Obligations under capital leases, excluding current installments	50,664	25,576

	12/31/2009	9/30/2009
Advance payments from customers — non-current	177,773	177,967
Other liabilities	250,561	64,821
Deferred income tax liability	8,545	7,170

Total liabilities	3,525,598	3,417,117

Total equity	894,179	595,658

Total liabilities and shareholders’ equity	4,419,777	4,012,775

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	12/31/2009	9/30/2009

Net sales	304,590	281,888
Cost of goods sold	(274,345)	(225,118)

Gross profit (loss)	30,245	56,770

Selling expenses	(1,533)	(1,549)
General and administrative expenses	(21,021)	(16,110)
Research and development expenses	(1,168)	(2,007)
Legal settlements, net of insurance recoveries	(10,000)	—

Total operating expenses	(33,722)	(19,666)

(Loss) Profit from operations	(3,477)	37,104

Other income (expenses):
Interest income	625	696
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(14,434)	(11,365)
Foreign currency exchange (loss) gain, net	(1,782)	925
Government subsidy	9,501	13,819
Others	1,907	(5,236)

(Loss) Profit before income tax	(7,660)	35,943

Income tax benefit (expense)	664	(6,562)

Net (loss) income after taxes before minority interest	(6,996)	29,381

(Profit) Loss attributable to non-controlling interest	(289)	60

Net (loss) income attributable to holders of ordinary shares	(7,285)	29,441

Net (loss) income per ADS, Diluted	$(0.07)	$0.27

About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE:LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multi crystalline ingots, wafers, modules, and engages in project development activities in selected segments of the PV market. Through its broad product offering of mono and multi crystalline solar wafers and modules, LDK Solar provides its customers with a full spectrum of solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable

LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801